Filed by YS Biopharma Co., Ltd.
pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Summit Healthcare Acquisition Corp.
Commission File No.: 001-40466
Date: March 14, 2023

YS BIOPHARMA AND SUMMIT HEALTHCARE ANNOUNCE

SHAREHOLDER APPROVAL OF BUSINESS COMBINATION

•	Business Combination to deliver approximately $36 million of gross proceeds

•	YS Biopharma expects to close the Business Combination on March 16, 2023

•	YS Biopharma Ordinary Shares and YS Biopharma Warrants expected to begin trading on the Nasdaq on March 17, 2023 under the symbols “YS” and “YSBPW,” respectively

NEW YORK – March 14, 2023 – YishengBio Co., Ltd (to be renamed as YS Biopharma Co., Ltd., and herein referred to as “YS Biopharma”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer, and Summit Healthcare Acquisition Corp. (Nasdaq: SMIH) (“Summit”), a publicly traded special purpose acquisition company, announced today that the previously announced business combination (the “Business Combination”) was approved at an extraordinary general meeting of Summit on March 14, 2023. The Business Combination is expected to officially close on March 16, 2023. YS Biopharma will remain as the combined company and its shares and warrants are expected to begin trading on the Nasdaq Capital Market under the symbols “YS” and “YSBPW,” respectively, on March 17, 2023.

YS Biopharma is a global biopharmaceutical company focusing on new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has a proprietary PIKA® immunomodulating technology platform and a broad portfolio of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza and Shingles. YS Biopharma operates in China, the United States, Singapore, the United Arab Emirates, and the Philippines.

Dr. David Hui Shao, the Chief Executive Officer and Director of YS Biopharma, commented, “Going public is a natural step for YS Biopharma right now. We are pleased that the shareholders of Summit have, through approval of the business combination, reaffirmed their belief in our vision and future for the company. We have built an innovative portfolio and recorded strong product revenue growth and financial performance over recent years. Looking forward, our strategy is to drive continuous organic growth through innovation and geographic expansion for our pipeline products, combined with disciplined investment in new technology and clinical development. The business combination with Summit brings us one step closer to realizing our foremost goals as a leading global biopharma company.”

Mr. Bo Tan, the Chief Executive Officer, Co-Chief Investment Officer and Director of Summit, stated, “YS Biopharma has demonstrated its dedication and commitment to excellence in public health in China and other emerging markets. As a long-established vaccine manufacturer, YS generates robust revenue from its in-market vaccines and has built a differentiated vaccine platform with its unique PIKA adjuvant technology. With the proceeds from the business combination, we believe that YS will have the resources to further execute its vision to serve the critical medical needs in infectious disease and cancer globally. We are excited to close this transaction, and I look forward to continuing working with YS team to achieve the next series of milestones.”

Business Combination Details

We expect the Business Combination to deliver approximately $36 million of gross proceeds, which are expected to be used for, among others, the clinical development and future commercialization of PIKA® adjuvanted rabies vaccine and recombinant COVID-19 vaccine in multiple countries.

Upon closing of the Business Combination, Mr. Bo Tan, the Chief Executive Officer, Co-Chief Investment Officer, and director of Summit, will join YS Biopharma’s board of directors. The board of directors of YS Biopharma will consist of seven directors, including two current directors of YS Biopharma, Mr. Bo Tan, and four independent directors.

Advisors

Wilson Sonsini Goodrich & Rosati, Jingtian & Gongcheng and Maples and Calder (Hong Kong) LLP are serving as legal advisors to YS Biopharma in connection with the Business Combination.

Cooley LLP and Ogier are serving as legal advisors to Summit in connection with the Business Combination.

Additional information about the closing of the Business Combination will be provided on a Current Report on Form 8-K to be filed by Summit with the Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza and Shingles. YS Biopharma operates in China, the United States, Singapore, the United Arab Emirates, and the Philippines with over 800 employees and is led by a management team that combines rich local expertise and global vision in the vaccine and pharmaceutical industry.

About Summit Healthcare Acquisition Corp.

Summit Healthcare Acquisition Corp. is a blank check company sponsored by Summit Healthcare Acquisition Sponsor LLC, a Cayman Islands limited liability company, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Summit’s units, Class A ordinary shares and warrants trade on the Nasdaq under the ticker symbols “SMIHU,” “SMIH,” and “SMIHW,” respectively.

YS Biopharma Investor Relations Contact:

Alyssa Li

+1 732-371-8481

Alyssa.li@yishengbio.com

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding the expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Business Combination, the timing of the closing of the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Summit’s and YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Summit and YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of Summit and YS Biopharma caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the definitive proxy statement/final prospectus relating to the proposed Business Combination, and other documents filed by YS Biopharma or Summit from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Neither Summit nor YS Biopharma can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination transaction due to the failure to satisfy closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the Business Combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included under the heading “Risk Factors” in the definitive proxy statement/final prospectus filed with the SEC on February 8, 2023 , as supplemented on February 21, 2023, and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2021 of Summit and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Summit nor YS Biopharma presently know or that Summit and YS Biopharma currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of Summit and YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while Summit and YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Summit or YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, neither Summit nor YS Biopharma undertakes any duty to update these forward-looking statements.